UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 6, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
DEALING IN SECURITIES
Westonaria, 6 September 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the
Listings Requirements") we hereby advise that Mr C Keyter, Chief
Financial Officer of Sibanye-Stillwater has bought the Company’s shares in the market in his own capacity.
Details of the transactions are set out below:
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited trading as
Sibanye-Stillwater
Extent of interest Indirect Beneficial
Nature of transaction On market purchase of shares
Transaction Date 5 September 2017
Number of Shares 96 000
Class of Security Ordinary shares
Market Price per share R20.63
Value of transaction
excluding costs
R1 980 480
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email:
ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa (Proprietary)
Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements”
within the meaning of the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of
1995. Forward-looking statements may be identified by the
use of words such as “target”, “will”, “forecast”,
“expect”, “potential”, “intend”, “estimate”, “anticipate”,
“can” and other similar expressions that predict or
indicate future events or trends or that are not statements
of historical matters. The forward-looking statements set
out in this announcement involve a number of known and
unknown risks, uncertainties and other factors, many of
which are difficult to predict and generally beyond the
control of Sibanye-Stillwater, that could cause Sibanye-
Stillwater’s actual results and outcomes to be materially
different from historical results or from any future
results expressed or implied by such forward-looking
statements. These forward-looking statements speak only as
of the date of this announcement. Sibanye-Stillwater
undertakes no obligation to update publicly or release any
revisions to these forward-looking statements to reflect
events or circumstances after the date of this announcement
or to reflect the occurrence of unanticipated events, save
as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 6, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer